Mail Stop 4561

December 3, 2007

Gerald P. Plush
Chief Financial Officer
Webster Financial Corporation
Webster Plaza
Waterbury, Connecticut 06702

> **Re: Webster Financial Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Response filed November 8, 2007**
> **File No. 001-31486**

Dear Mr. Plush:

We have reviewed your response letter dated November 8, 2007 and have the following comments.

Form 10-K for the year ended December 31, 2006

Financial Statements

Note 21 – Business Segments, page 95

1. We note your response to comment 2 of our letter dated October 30, 2007. It appears to us that the "Other" column in your reported segment results combines information about business activities and other operating segments not separately reported as required by paragraph 21 of SFAS 131, and other reconciling items required to be separately reported under paragraph 32 of SFAS 131. Please tell us how you determined that the current presentation complies with the requirements of SFAS 131.

2. We also note in the table on page 95 that the amount of assets allocated to the "Other" column exceeds the quantitative threshold specified in paragraph 18 of SFAS 131. Please tell us how you determined that there were no other operating segments requiring separate disclosures under SFAS 131.

3. We reiterate our request from the fourth bullet of comment 2 of our letter dated October 30, 2007, regarding how the CODM uses the reported segment results in assessing segment performance and deciding how to allocate resources.

4. In your response to comment 2 of our letter dated October 30, 2007, you stated that the CODM uses the reported segment results in conjunction with detailed line of business reports and other management reports in assessing segment performance and deciding how to allocate resources. Given the use of more than one measure of performance by the CODM, please tell us how you considered the guidance in paragraph 30 of SFAS 130 regarding the reported measures being determined in accordance with principles most consistent with those used in measuring corresponding amounts in the consolidated financial statements.

5. In response to comment 2 of our letter dated October 30, 2007, we note that you plan to revise future filings to provide further clarification on various items included in the comment. Please provide us with a draft of your proposed disclosures.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Assistant Chief Accountant